Exhibit 99.1

Safe-T Announces Order from a Leading Food and Beverage Corporation for Safe-T Software Defined Access solution

HERZLIYA, Israel – December 26, 2018 – Safe-T Group Ltd. (NASDAQ, TASE: SFET), a leading provider of software-defined access solutions for the hybrid cloud, today announced that it has received a purchase order from an international food and beverage corporation based in Israel, through a local system integrator, for Safe-T's Software Defined Access (SDA) solution, leveraging Safe-T’s reverse-access patent.

Safe-T’s SDA solution is designed to provide organizations with end-to-end data protection by controlling both access and usage. Built on the company’s patented reverse-access technology, Safe-T’s solution reduces the organization’s attack surface by controlling and monitoring the entire access lifecycle of an application, including who can access it and what can be done.

The customer endeavored to provide external employees with access to internal corporate applications while authenticating the users using their authentication solution. With Safe-T's SDA solution, the customer can now control which user can access which application, and limit access to certain applications and services, all without the need to install anything on the remote user’s machine.

Safe-T SDA further enables the customer to publish any type of application or service while closing incoming ports and allows bidirectional traffic over outbound connections.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a leading provider of software-defined access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge by masking data at the perimeter, keeping information assets safe and limiting access only to authorized and intended entities in hybrid cloud environments. Safe-T enhances operational productivity, efficiency, security, and compliance by protecting organizations from data exfiltration, leakage, malware, ransomware, and fraud. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure their data, services, and networks from internal and external data threats.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the benefit of its products. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s final prospectus filed pursuant to rule 424(b)(4) filed with the Securities and Exchange Commission (“SEC”) on August 20, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

INVESTOR RELATIONS:
Miri Segal-Scharia

CEO

MS-IR LLC
917-607-8654
msegal@ms-ir.com